UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Salem Communications Corporation
(Name of Issuer)

Class A Common Stock, $0.01 par value
(Title of Class of Securities)

794093104
(CUSIP Number)

March 12, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]          Rule 13d-1(b)

[ ]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 794093104

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DG Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 976,275 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 976,275 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 976,275 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.21% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IA (Investment Adviser)

CUSIP NO. 794093104

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dov Gertzulin
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 976,275 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 976,275 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 976,275 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.21% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

CUSIP NO. 794093104

Item 1.

(a)	Name of Issuer
Salem Communications Corporation
(b)	Address of Issuer’s Principal Executive Offices
4880 Santa Rosa Road Camarillo, CA 93012

Item 2.

(a)	Name of Person Filing
DG Capital Management, LLC Dov Gertzulin
(b)	Address of Principal Business Office or, if none, Residence
460 Park Avenue, 13th Floor New York, NY 10022
(c)	Citizenship
DG Capital Management, LLC - Delaware Dov Gertzulin - United States
(d)	Title of Class of Securities
Class A Common Stock, $0.01 par value
(e)	CUSIP Number
794093104

CUSIP NO. 794093104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of March 12, 2012, DG Capital Management, LLC owned 976,275 shares of Class A Common Stock.  The percentages herein are calculated based upon the 18,735,555 shares of Class A Common Stock issued and outstanding as of March 1, 2012, as reported on the Issuer’s Form 10-K filed with the SEC on March 9, 2012.

(a)	Amount Beneficially Owned***
DG Capital Management, LLC - 976,275 shares Dov Gertzulin - 976,275 shares
(b)	Percent of Class
DG Capital Management, LLC - 5.21% Dov Gertzulin - 5.21%

CUSIP NO. 794093104

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
DG Capital Management, LLC - 0 shares Dov Gertzulin - 0 shares
	(ii)	shared power to vote or to direct the vote
DG Capital Management, LLC - 976,275 shares Dov Gertzulin - 976,275 shares
	(iii)	sole power to dispose or to direct the disposition of
DG Capital Management, LLC - 0 shares Dov Gertzulin - 0 shares
	(iv)	shared power to dispose or to direct the disposition of
DG Capital Management, LLC - 976,275 shares Dov Gertzulin - 976,275 shares

*** Shares reported herein are held by DG Value Partners, LP, Special Situations, LLC and Special Situations X, LLC (the “DG Entities”), for which DG Capital Management, LLC serves as the investment manager.  Dov Gertzulin serves as managing member of DG Capital Management, LLC.  Each of the DG Entities beneficially owns less than five percent of the shares reported herein.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

CUSIP NO. 794093104

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 794093104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

March 20, 2012

DG CAPITAL MANAGEMENT, LLC

By: /s/ Dov Gertzulin
Dov Gertzulin, Managing Member

/s/ Dov Gertzulin
Dov Gertzulin

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of March 20, 2012, is by and among DG Capital Management, LLC and Dov Gertzulin (collectively, the "Filers").

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D and/or 13G with respect to shares of Class A Common Stock, par value $0.01 per share of Salem Communications Corporation beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D and/or 13G (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

DG CAPITAL MANAGEMENT, LLC

By: /s/ Dov Gertzulin
Dov Gertzulin, Managing Member

/s/ Dov Gertzulin
Dov Gertzulin